UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C.  20549
		       FORM U-12(I)-B (ANNUAL STATEMENT)
			       Calendar Year 1998

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.      Name and business address of person filing statement.

	Donald C. Hintz
	Energy Operations, Inc.
	1340 Echelon Parkway
	Jackson, MS 39213


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

	None


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

	Refer to companies listed in Item 4


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

	President, Chief Executive Officer and Director of:
	Entergy Operations, Inc.
	System Energy Resources, Inc.
	Entergy Nuclear, Inc.

	Group President and Chief Nuclear Operating Officer of:
	Entergy Corporation

	Group President, Chief Nuclear Operating Officer and Director of:

	Entergy Services, Inc.
	Entergy Arkansas, Inc.
	Entergy Louisiana, Inc.
	Entergy Gulf States, Inc.

	Director of:
	Entergy Mississippi, Inc.      System Fuels, Inc.
	GSG&T, Inc.                    Prudential Oil & Gas
	Southern Gulf Railway          Varibus Corporation


	As an officer of the companies listed above, my duties may, from time to time and to varying extents,include industry committee work and presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

	The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered.


5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)


			    Salary or other compensation

Name of Recipient       During Prior Year(a)     To be received(b)        Person or company from whom
									  received or to be received
------------------------------------------------------------------------------------------------------

Donald C. Hintz         $3,849.99 *              $3,965.49 **             Entergy Services, Inc.



    * Estimate 1% of time spent communicating with a member of Congress, FERC, FERC staff, SEC or SEC staff.

   ** Officers salaries for 1998 have not been determined. This is a projected figure only.



5(b)    Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	   (a) Total amount of routine expenses charged to client:   $80.26 *

	   (b) Itemized list of all other expenses:  No other expenses.


In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 1997 and as a supplemental statement to such advance statement.


 /s/ Donald C. Hintz                   Dated: January 30, 1998
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